UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 5)

ICL Group Ltd.

(Name of Issuer)

Ordinary Shares, par value NIS 1.00 per share

(Title of Class of Securities)

M53213100

(CUSIP Number)

December 31, 2022

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. M53213100	ICL Group Ltd.

1	NAME OF REPORTING PERSONS: Israel Corporation Ltd. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS: 000000000
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Israel

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 567,012,091 (1)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 567,012,091 (1)
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 567,012,091 (1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 43.98%(2)
12	TYPE OF REPORTING PERSON (See Instructions) CO

(1)	Represents 567,012,091 ordinary shares (“Ordinary Shares”), par value NIS 1.00 per share of ICL Group Ltd. (“ICL”).
(2)

Based on 1,289,178,854 Ordinary Shares issued and outstanding as of December 31, 2022, which is the number of outstanding shares published by the Tel Aviv Stock Exchange, adjusted for stock option exercises.

Item 1.

(a)	Name of Issuer:

ICL Group Ltd.

(b)	Address of Issuer’s Principal Executive Offices:

Millennium Tower

23 Aranha Street

P.O. Box 20245

Tel Aviv, 61202 Israel

Item 2.

(a)	Name of Person Filing:

Israel Corporation Ltd.

(b)	Address of Principal Business Office, or if none, Residence:

The address of the principal business office of Israel Corp. is:

Millennium Tower

23 Aranha Street

P.O. Box 20456

Tel Aviv 61204 Israel

(c)	Citizenship:

Israel Corp. is organized under the laws of Israel

(d)	Title of Class of Securities:

Ordinary Shares, par value NIS 1.00 per share

(e)	CUSIP Number:

M53213100

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable

Item 4.	Ownership.

(a)	Amount beneficially owned: 567,012,091 (1)

(b)	Percent of class: 43.98%(2)

(c)	Number of shares as to which Israel Corp. has:

(i) Sole power to vote or to direct the vote: 567,012,091 (1)

(ii) Shared power to vote or to direct the vote: 0

(iii) Sole power to dispose or to direct the disposition of: 567,012,091 (1)

(iv) Shared power to dispose or to direct the disposition of: 0

(1)	Represents 567,012,091 Ordinary Shares of ICL.
(2)

Based on 1,289,178,854 Ordinary Shares issued and outstanding as of December 31, 2022, which is the number of outstanding shares published by the Tel Aviv Stock Exchange, adjusted for stock option exercises.

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Israel Corp. is a public company traded on the Tel Aviv Stock Exchange. As such, all decisions relating to the voting or disposition of stock of ICL are made by the board of directors of Israel Corp. or its designees. In accordance with the Israel Companies Law – 1999, at least two “external directors” (as such term is defined under the Israel Companies Law – 1999) are members of Israel Corp.’s board of directors.

As of January 23, 2023, A discretionary trust, in which Mr. Idan Ofer is the beneficiary, indirectly holds 84.73% of the economic interest in Millenium Investments Elad Ltd. (“Millenium”), which holds approximately 44.4% of the issued and outstanding shares of Israel Corp. The foregoing discretionary trust also indirectly holds an additional approximately 0.74% of the issued and outstanding shares of Israel Corp. A second discretionary trust in which Mr. Ofer is the beneficiary controls 50% of the ordinary share capital of a company that indirectly holds 15.27% of the economic interest in Millennium. Another company controlled by the foregoing discretionary trust also holds directly approximately 1.25% of the issued and outstanding shares of Israel Corp. Mr. Ofer also directly holds approximately 3.90% of the issued and outstanding shares of Israel Corp. Each of the foregoing Israel Corp. holders disclaims beneficial ownership of any securities of ICL held by Israel Corp., except to the extent of its pecuniary interest therein, if any.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable

Item 8.	Identification and Classification of Members of the Group.

Not applicable

Item 9.	Notice of Dissolution of Group.

Not applicable

Item 10.	Certification.

Not applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 03, 2023

Israel Corporation Ltd.

By:	/s/ Yoav Doppelt
Name: Yoav Doppelt
Title: Chief Executive Officer

By:	/s/ Maya Alcheh-Kaplan
Name: Maya Alcheh-Kaplan
Title: Executive Vice President, General Counsel

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